UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ARADIGM CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505301

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 038505301

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 634,708
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 634,708
9	Aggregate amount beneficially owned by each reporting person. 634,708
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.2%*
12	Type of reporting person OO

*	Based on 14,951,089 Common Shares reported to be outstanding as of November 8, 2016 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 038505301

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 634,708
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 634,708
9	Aggregate amount beneficially owned by each reporting person. 634,708
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.2%*
12	Type of reporting person CO

*	Based on 14,951,089 Common Shares reported to be outstanding as of November 8, 2016 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 038505301

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%
12	Type of reporting person OO

CUSIP No. 038505301

1	Name of reporting persons. Ivan M. Lieberburg
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. 66,606
	6	Shared voting power. -0-
	7	Sole dispositive power. 66,606
	8	Shared dispositive power. -0-
9	Aggregate amount beneficially owned by each reporting person. 66,606
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.5%*
12	Type of reporting person IN

*	Based on 14,951,089 Common Shares reported to be outstanding as of November 8, 2016 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 038505301

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 634,708
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 634,708
9	Aggregate amount beneficially owned by each reporting person. 634,708
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.2%*
12	Type of reporting person IN

*	Based on 14,951,089 Common Shares reported to be outstanding as of November 8, 2016 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13G filed on September 25, 2013 (the “Original 13G Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), Aaron I. Davis, Ivan M. Lieberburg and Joe Lewis, as amended by Amendment No. 1 filed on February 2, 2015 and Amendment No. 2 filed on February 12, 2016, which replaced in its entirety the Schedule 13D filed on May 30, 2013. The Original 13G Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original 13G Filing, as amended.

Item 4. Ownership.

The information in Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 634,708* Common Shares. Ivan Lieberburg beneficially owns 66,606* Common Shares. MVA Investors does not own any Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent 4.2%* of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Ivan Lieberburg represent 0.5%* of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Ivan Lieberburg has the sole power to vote the 66,606* Common Shares he beneficially owns.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared voting power with respect to the 634,708* Common Shares they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

Ivan M. Lieberburg has the sole power to dispose or direct the disposition of the 66,606* Common Shares he beneficially owns.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or direct the disposition of the 634,708* Common Shares they beneficially own.

*	The Reporting Persons may be deemed to beneficially own 701,314 Common Shares which constitute approximately 4.7% of the Issuer’s outstanding Common Shares (based on 14,951,089 Common Shares reported to be outstanding as of November 8, 2016 on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2016). Boxer Capital has shared voting and dispositive power with regard to the Common Shares it owns directly. Boxer Management and Joe Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. Ivan Lieberburg has sole voting and dispositive power with regard to the Common Shares he owns. None of Boxer Capital, Boxer Management or Mr. Lewis has any voting or dispositive power with regard to the Common Shares held by Ivan Lieberburg.

Item 5. Ownership of Five Percent or Less of a Class.

Boxer Capital, Boxer Management and Joe Lewis have ceased to be the beneficial owners of more than 5 percent of the Common Shares.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1 Joint Filing Agreement, dated September 25, 2013, among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13G dated September 25, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Authorized Signatory

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

IVAN M. LIEBERBURG

By:	/s/ Ivan M. Lieberburg
Ivan M. Lieberburg, Individually

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually